SHARED COSTS SERVICES AGREEMENT

This Agreement is made as of March 14, 2019

BETWEEN:
FLORA  GROWTH  CORP.,  a  body  corporate  duly incorporated under the laws of Ontario, and having an office at 65 Queen Street West, Suite 815, P.O. Box 75, Toronto, Ontario, M5H 2M5

(hereinafter referred to as the “Issuer”)

AND:	2227929 ONTARIO INC., a body corporate duly incorporated under the laws of Ontario and having an office at 65 Queen Street West, Suite 815, Toronto, ON M5H 2M5 (hereinafter the “Company”)
(collectively, the “Parties” and each of them, a “Party”)
RECITALS:

WHEREAS the Issuer and the Company desire that the Company provide the Issuer  with certain general and administrative, promotional, corporate development and consultancy services (collectively, the “Shared Services”);

AND WHEREAS the Company has agreed to undertake to render such services to the Issuer;

NOW THEREFORE, THIS AGREEMENT witnesses that for and in consideration of the premises and mutual covenants and conditions hereinafter contained, the parties hereto agree as follows:

ARTICLE 1 – INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms shall have the meanings set out below:

“Agreement” means this Services Agreement and all instruments supplementing or amending  or confirming this Agreement and references to “Article” or “Section” mean and refer to the specified Article or Section of this Agreement;

“Shared Services” shall have the meanings ascribed thereto in the recitals, and shall included but not be limited to, general and administrative expenses incurred with respect to the office premises at 65 Queen Street West, promotional services and consultancy services;

“Parties” and “Party” shall have the meanings ascribed thereto in the preamble;

“person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated  association, trust, trustee, executor, administrator or other legal personal representative; and

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Time – time is of the essence in the performance of the Parties' respective obligations;

(b)	Currency – unless otherwise specified, all references to money amounts are to Canadian currency;

(c)
Headings – descriptive headings of Articles and Sections are inserted solely for convenience of reference only and are not intended as complete or accurate descriptions of the content of such Articles or Sections;

(d)
Singular, etc. – use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e)	Inclusion – where the words “including” or “includes” appear in this Agreement, they mean “including (or includes) without limitation”;

(f)
Any reference to a law is a reference to such law as in force from time to time, including (i) modifications thereto, (ii) any regulation, decree, order or ordinance enacted thereunder and (iii) any law that may be passed which has the effect of supplementing, re-enacting or superseding the law to which it is referred; and

(g)
Any reference to a numbered or lettered section in this Agreement is a reference to the section bearing that number or letter in this Agreement and a reference to “this” section means the section in which such reference appears.

1.3	Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement.

1.4	Entire Agreement

Upon the Parties’ execution of this Agreement, this Agreement shall constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and shall supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

1.5	Applicable Law

This Agreement shall be governed in all respects by the laws in force in the Province of Ontario, inter alia having regards to its formation, existence, validity, effect, interpretation, execution, violation and termination.

ARTICLE 2 – SERVICES TO BE PROVIDED

2.1	Services

The Company will provide to Issuer during the Term (as defined below) the Shared Services, as applicable. Issuer acknowledges that the Shared Services are being provided concurrently to other companies which may or may not share the same corporate head and registered office as Issuer, as set forth in Schedule “A” hereto, which list may be amended by the Company unilaterally from time to time (the “Group Companies”).

The Company will provide to the Issuer by December 1 of each year, a budget for the following year. In addition, the Company will provide to the Issuer at the commencement of each quarter, a variance report reconciling the budget to actual expenditures of the Company for the preceding quarter.

2.2	Excluded Services

The following is a non-inclusive listing of services and costs that are not included in the services provided by the Company: legal, audit, insurance, filing fees, regulatory fees, travel, interest and bank charges, costs related to raising capital, costs related to business and property acquisitions. However, if the Company pays for these costs on behalf of the Issuer, these costs will be invoiced by the Company and Issuer will reimburse the Company for these costs.

2.3	Fees

The fees (the “Fees”) for the Shared Services hereunder shall be at the rate of CAD$15,000 per month plus applicable harmonized sales tax, payable in equal monthly amounts in advance on the first business day of each month. It is hereby acknowledged and agreed by Issuer that the Fees represent a portion of the expenses incurred by the Company in the provision of services to the Forbes & Manhattan Group of Companies.

The Issuer acknowledges that from time to time, due to the nature of the business operations and the variable nature of the provision of Shared Services, additional fees may arise from time to time (“Additional Expenses”). Any Additional Expense for which proper documentation is provided to the Issuer shall be payable by Issuer as billed.

The Issuer further acknowledges that the Fees are negotiated with each of the Group Companies on the basis of certain qualitative criteria determined in the Company’s sole discretion with a view to the Group Companies as a collective and individually. Accordingly,  from time to time, Fees payable for the Company’s services may be amended upon mutual agreement between the parties.

ARTICLE 3 - TRADING RESTRICTIONS

The Company expressly acknowledges that the common shares of the Issuer are publicly traded on the TSX Venture Exchange and hereby agrees not to trade in the common shares of the Issuer while in possession of material undisclosed information.

ARTICLE 4 - NOTICES

Any notice, statement, order, decision or other communication to be delivered or given by either Party must, unless otherwise permitted, be in writing and shall be delivered, mailed or faxed or delivered by electronic transmission to the address for service of notices for such Party.

FLORA GROWTH CORP.
65 Queen Street West, Suite 815 Toronto, Ontario, M5H 2M5
Fax (416) 861-8165

Attention: Damian Lopez, Director

2227929 Ontario Inc.
65 Queen Street West, Suite 815 Toronto, Ontario, M5H 2M5
Fax (416) 861-8165

Attention: Fred Leigh, Director

Either Party may give notice to the other Party in the manner herein provided of a change of address or designation of individual. Any notice, statement, order, decision or communication personally delivered or delivered through electronic transmission shall be deemed given when so delivered; any notice, statement, order, decision or communication faxed shall be deemed given on the next Business Day after being faxed; and any notice, statement, order, decision or communication mailed shall be deemed to have been given on the third Business Day after being mailed by registered mail, provided if there is any disruption in postal service, they shall be deemed to have been given and received on the day of actual delivery.

ARTICLE 5 – TERM AND TERMINATION

5.1	Term of Agreement

This Agreement is for an initial term commencing on the date hereof and expiring after three (3) years, and shall be automatically renewed from time to time thereafter for additional terms of one year unless otherwise terminated pursuant to Section 5.2 hereof.

5.2	Termination of Agreement

(a)	This Agreement may be terminated by either Party giving at least 90 days’ prior written notice (or such shorter period as the Parties may mutually agree upon) to the other Party of termination.

(b)	This Agreement shall terminate immediately in the event of the commission by the Company of any fraudulent act.

(c)
This Agreement shall terminate immediately where a winding-up, liquidation, dissolution, bankruptcy, sale of substantially all assets, sale of business or insolvency proceeding have been commenced or are being contemplated by the Company.

(d)
Upon termination of this Agreement, stock options granted by the Issuer to Executive Officers, Directors and other personnel provided by the Company will vest and expire in accordance with the Issuer’s stock option plan.

5.3	Conduct After Notice of Termination

From the date of notice of termination of this Agreement provided under Section 5.2(a) above:

(a)	the Company shall not enter into any new arrangements or agreements on behalf of the Issuer (unless already legally committed to do so) without the Issuer’s prior consent; and

(b)	notwithstanding any termination of this Agreement, the Issuer shall continue to be bound by any agreements contracted for on its behalf by the Company prior to termination.

5.4	Conduct After Termination

From the effective date of termination of this Agreement:

(a)
agreements or obligations which have been executed or incurred by the  Company in connection with or related to Services provided to the Issuer shall be assigned over to the Issuer and the Issuer shall indemnify Company in connection with the due performance of such agreements;

(b)
The Issuer shall, within 10 days of the effective date of the termination of this Agreement, pay to the Company a termination payment equal to the anticipated Fees of the Issuer for the greater of (i) the six months following termination; or (ii) the remaining calendar year;

(c)
The Issuer shall cease to use the Company’s premises, facilities, equipment, phone numbers and any other items that are the property of Company and shall make arrangements for the orderly transition of the Services by advice letter to the Company;

(d)	The Company shall be the sole and exclusive owner of the business contacts and investor database maintained by the Company; and

(e)
The Company shall immediately furnish to the Issuer at the Issuer’s cost, all books, records, electronic data and other information pertaining to the Issuer and, upon the effective date of the termination of this Agreement, Company shall forthwith transfer all books, records, electronic data and other information pertaining to the Issuer together with all other materials pertaining to the Issuer, in its possession, at the Issuer’s cost, to any successor thereof. For a period of six years following the effective date of the termination of this Agreement, Company shall provide the Issuer and any successor manager of the Issuer with any information from its records that the Issuer may reasonably require and shall be reimbursed for its reasonable costs and expenses thereof.

ARTICLE 6 – GENERAL PROVISIONS

6.1	Records and Reporting

The Company shall maintain, at all times, copies of all records related to the Services and the fees invoiced to the Issuer for such Services (collectively, “Documentation”).  The Company  will retain such Documentation for not less than seven years from the date of its creation. The Company shall prepare such other reports as may be reasonably required by the Issuer from time to time.

6.2	Audit and Inspection Right

(a)
Upon reasonable notice from the Issuer, the Company shall provide to the Issuer and its internal and external auditors, inspectors, advisors, and such other representatives as such parties may designate from time to time, access to the Company’s locations during normal business hours for the purposes of performing audits and inspections relating to the Services, including access to:

(i)	the parts of a facility at or from which the Company is providing the Services;

(ii)	the Company’s personnel who are providing the Services;

(iii)	all Documentation relating to the Services;

(iv)	all physical assets that belong to or are charged to the Issuer;

to examine the Company’s performance of the Services under this Agreement. The Company shall provide full co-operation and assistance to any such entity exercising the right of audit and inspection hereunder and to its internal and external auditors, inspectors and designated representatives as may reasonably be required.

(b)	the Issuer shall be responsible for any additional costs or expenses reasonably incurred by the Company in connection with any audits or inspections conducted as provided for hereunder.

6.3	Philosophy and Policies

During the term of this Agreement, in accordance with Article 5 hereto, the Company agrees to be bound by the Forbes & Manhattan Group of Companies Statement of Philosophy and Policies set out in Schedule “B” attached hereto.

6.4	Survival

It is acknowledged and agreed that upon any expiry or termination of this Agreement (as extended, if applicable) Section 1.5 and Articles 3, 4 and 5 shall survive any such expiry or termination as the case may be.

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This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

IN WITNESS OF WHICH the Parties have duly executed this Agreement as of the date first written above.

2227929 ONTARIO INC.

Per: “Fred Leigh”
         Authorized Signatory

FLORA GROWTH CORP.

Per: “Deborah Battiston”
         Authorized Signatory

SCHEDULE “A”
List of Group Companies:

•	Aberdeen International Inc.
•	African Gold Group, Inc.
•	AnalytixInsight Inc.
•	ARHT Media Inc.
•	Belo Sun Mining Corp.
•	Black Iron Inc.
•	Brazil Potash Corp.
•	Copper One Inc.
•	EarthRenew Inc.
•	Emerita Gold Corp.
•	Euro Sun Mining Inc.
•	Fura Gems Inc.
•	Irati Energy Ltd.
•	Jourdan Resources Inc.
•	Q-Gold Resources Ltd.
•	QMX Gold Corporation
•	Routemaster Capital Inc.
•	Savanna Capital Corp.
•	Sulliden Mining Capital Inc.
•	Magnolia Colombia Ltd.
•	Trigon Metals Inc.
•	Yukoterre Resources Inc.

SCHEDULE “B”

STATEMENT OF PHILIOSOPHY AND POLICIES
RELATING TO THE FORBES & MANHATTAN GROUP OF COMPANIES

The following records the philosophy and policies (the “Philosophy and Policies”) that govern  the Forbes & Manhattan Group of Companies. As a party to a consulting agreement with Forbes & Manhattan, Inc. (“F&M”), African Gold Group Inc. (the “Corporation”) has expressly acknowledged that it is a member of the Forbes & Manhattan Group of Companies and hereby agrees to be bound by these policies.

ROLE OF FORBES & MANHATTAN

F&M provides management of the Corporation with an advisory role relating to capital raising and strategic acquisitions as well as contacts in the areas of management team building, resources sector, mergers, acquisitions, restructuring and financings. F&M also assists with the recruitment and retention of key members of executive management and members of the board of directors and introducing management to various institutional investors and  investment banks, all of which provide significant benefits to the Corporation.  The services provided by  F&M are advisory in nature stemming from its specific expertise.  The compensation received  by F&M reflects the value it adds to the Corporation through its advice and network of industry contacts

In addition to the services described above, F&M provides services to the Corporation through a number of individuals, including administrative, financial, technical and information technology services.

The services provided by F&M to the Corporation include various administrative, strategic and technical services that are provided through its team of geologists, mining engineers and financial professionals (including the F&M Consultants (as defined below)). The nature of services provided includes assistance with strategic planning and development of business plans, assessment of strategic transactions, including business, technical and geological, legal and financial due diligence, and fostering public and government relationships. In addition, F&M provides assistance in the development of capital markets strategies and makes the services of Stan Bharti available to the Corporation.

F&M is entitled to compensation for the provision of such services equal to the monthly base fee set out in the consulting agreement between F&M and the Corporation. F&M is also entitled to receive cash bonus payments from the Corporation and participate in any equity compensation plan of the Corporation. Any cash bonuses or equity compensation received by F&M will be accounted for as compensation received by Mr. Bharti in the Corporation’s public disclosure; however, there is no agreement between the Corporation and Mr. Bharti personally.

SHARED COST COMPANY

The Corporation acknowledges that it receives substantial benefits, including cost savings, through the sharing of certain services and the procurement of products on a volume basis as a result of the Corporation being a member of the F&M Group of Companies. These benefits include reduced rates with external good and service providers like assay labs, commercial printers, hotel operators and registrars and transfer agents. There are also distinct efficiencies and cost savings that arise through the shared use of technical, legal, accounting and administrative professionals that are internal to the F&M Group of Companies.

An additional benefit that the Corporation enjoys as a result of its membership in the F&M  Group of Companies is the agreement between the Corporation and 2227929 Ontario Inc. (the “Shared Service Company”). The Shared Services Company provides efficiencies through the shared office lease, providing certain professional and administrative services and, importantly, promotional services and event planning. The Corporation acknowledges that its agreement  with the Shared Service Company is in addition to its agreement with F&M and any agreements that it has with F&M Consultants (as defined below) or other service providers.

TRANSITION OUT OF F&M GROUP OF COMPANIES

In the past, companies have left the F&M Group of Companies when they have grown self sufficient, too large or for other reasons. As a current member of the Group, the Corporation acknowledges that both F&M and the Shared Service Company have dedicated resources (financial, human and otherwise) and have entered into contractual obligations and arrangements from which the Corporation benefits. Accordingly, it would significantly prejudice and be harmful to F&M, the Shared Service Company and the other companies within the F&M Group of Companies for the Corporation to leave the F&M Group of Companies. Consequently, the Corporation agrees that, in the event the Corporation decides to leave the F&M Group of Companies, it shall:

•
Honour the termination provisions of the agreement between the Corporation and F&M and agreement between the Corporation and the Shared Service Company, including the payment of a termination fee to the Shared Service Company equal to the anticipated contribution of the Corporation to the Shared Service Company for the greater of (i) the six months following termination; or (ii) the remaining calendar year;

•
Assume the agreements or obligations that have been executed or incurred by F&M or the Shared Service Company in connection with or related to those services that F&M or Shared Service Company, as the case may be, determines, in its sole discretion, have been procured for the principal benefit of the Corporation and the Corporation shall indemnify F&M or the Shared Service Company, as the case may be, in connection with the due performance of such agreements;

•	Shall cease to use F&M’s name or premises, facilities, equipment, phone numbers and any other items that are the property of F&M or the Shared Service Company; and

•
F&M shall always be the sole and exclusive owner of (i) the business contacts and investor database maintained by F&M; (ii) potential corporate transactions, acquisition and strategic opportunities and the like developed by, or otherwise presented initially to, F&M, regardless of whether or not F&M presented such opportunity or related information to the Corporation; and (iii) any other proprietary or confidential information  of F&M, whether or not explicitly identified as such to the Corporation. The Corporation shall promptly return all information in (i), (ii) and (iii) to F&M following the termination

ENGAGEMENT OF CONSULTANTS ON BEHALF OF GROUP COMPANIES

F&M provides the Corporation with a key service by providing a pool of professionals (technical, operational, legal, financial markets, accounting, administrative, information technology, etc) (each, a “F&M Consultant”) from which the Corporation can engage a professional from time to time. A F&M Consultant may be seconded to, or otherwise engaged by, the Corporation in different capacities. Regardless of the tenure, office or responsibilities that the F&M Consultant may provide, or for which he or she may serve, the Corporation, the Corporation agrees that the F&M Consultant has been provided to the Corporation by F&M and F&M retains the right to use and place such individual with other companies and projects in its sole discretion.

Each of the companies within the F&M Group of Companies acknowledges that F&M Consultants provide consulting services to related parties and/or companies within the F&M Group of Companies and, subject to the fiduciary duties of individual consultants, waives any objection or conflict arising from such roles.

Cessation of Engagement of F&M Consultant by the Corporation

As part of its agreement with any F&M Consultant, the Corporation may agree to make certain payments to the Consultant upon the termination of such agreement.

However, the Corporation acknowledges that it may not be appropriate for a F&M Consultant to receive a termination payment from the Corporation (other than in connection with a change of control of the Corporation) if it is anticipated that such F&M Consultant will continue to be engaged as a F&M Consultant or by one or more other companies within the F&M Group of Companies. F&M will use commercially reasonable efforts to have each F&M Consultant acknowledge and agree to such policy in the relevant engagement agreement.

GENERAL CORPORATE POLICIES

Confidentiality

The Corporation shall use the Confidential Information of F&M only for the purposes contemplated in the agreement between the Corporation and F&M and in accordance with this Philosophy and Policies. The Corporation shall use commercially reasonable efforts to ensure that such Confidential Information is not used, disclosed, published, released, transferred or otherwise made available in any form to, for the use or benefit of, any person, without the prior written approval of F&M, which may be unreasonably withheld. These confidentiality obligations shall not restrict any disclosure by the Corporation that:

•	is required by any applicable law or by order of any court of competent jurisdiction or governmental authority;
•	relates to information that is independently developed by the Corporation;
•	relates to information that is or becomes publicly available (other than through unauthorized disclosure by the Corporation);
•	or relates to information that is received from a third party free of any obligation of confidentiality.

The Corporation recognizes that its unauthorized disclosure of Confidential Information of F&M may give rise to irreparable injury to F&M and acknowledges that remedies other than injunctive relief may not be adequate.  Accordingly, F&M has the right to seek equitable and injunctive relief on an interim and interlocutory basis to prevent the unauthorized possession, use, or disclosure or knowledge of any Confidential Information, as well as to such damages or other relief as is occasioned by such unauthorized possession, use, disclosure or knowledge.

Non-Disparagement

The Corporation agrees that, during the period in which it is a member of the F&M Group of Companies and for a three year period thereafter following termination of that membership, neither it nor any of its officers, directors, employees, consultants, affiliates or associates will, and it will cause each of its officers, directors, employees, consultants, affiliates and associates not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether oral, in writing,  electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, F&M, any other company that is a member of the F&M Group of Companies or any of the directors, officers, affiliates, subsidiaries, employees, consultants or representatives thereof.

Subject to all laws including those relating to whistle-blowing, appropriate reporting and disclosure, the Corporation acknowledges and agrees that any such communication will cause irreparable damage to F&M and the other companies that are members of the F&M Group of Companies.

Conflicts of Interest

Most F&M Consultants serve or may agree to serve as directors or officers of a number of companies and, to the extent that such other companies may participate in ventures in which  the Corporation may participate, the F&M Consultants may have a conflict of interest vis-à-vis the Corporation in negotiating and concluding terms respecting such participation.

F&M shall not be obligated to provide any information or advice to the Corporation respecting resource property prospects and opportunities that come to the attention of F&M unless such prospects and opportunities can be clearly demonstrated to have been received or obtained primarily as a result of the provision of property related services by F&M to the Corporation pursuant to the agreement between the two. The Corporation acknowledges that F&M is expected to be regularly exposed to resource property opportunities in the ordinary course and may receive resource property prospects and opportunities as a consequence of the services that it provides and otherwise. The Corporation also acknowledges that F&M may receive unsolicited proposals and opportunities from sources wholly unrelated to the Corporation and that those opportunities are as well acknowledged by the Corporation to be the sole property of F&M and that it may retain same for its own benefit or elect to transfer them to any other company or third party in its sole discretion.

Health Insurance Coverage

The Corporation acknowledges that the health insurance policy subscribed for by F&M does not cover consultants and employees of the Corporation. The Corporation must obtain its  own health insurance coverage if it wishes to provide such coverage to its employees and consultants.

Prohibitions on Insider Trading and Tipping

Both F&M and the Corporation take seriously their respective responsibilities to prevent insider trading and tipping. Given the large number of reporting issuers among the F&M Group of Companies, F&M has implemented, and the Corporation agrees to abide by, the following policies:

•
The Corporation will adopt a policy regarding the public disclosure of material information, restrictions regarding the trading of securities of both the Corporation and all other members of the F&M Group of Companies, and a prohibition on tipping.

•
Each Sunday night, the Chief Executive Officer of the Corporation will report to the Senior Lawyer in the F&M Group of Companies as to whether or not there is any undisclosed material information relating to the Corporation.

•
Each employee or consultant of the Corporation must receive prior written approval from the Senior Lawyer in the F&M Group of Companies regarding any proposed trade in the securities of any company in the F&M Group of Companies, including the Corporation. Approval will be granted unless there is undisclosed material information relating to the respective company. An email from the Senior Lawyer will be considered written approval for this purpose.

Anti-Corruption Guidelines

Both F&M and the Corporation are committed to the prohibition of any acts of corruption, fraudulent practices, co-ercive or collusive practices in the operation of its business in Canada and in foreign jurisdictions.

In particular, the Corporation expressly acknowledges and agrees that it will conduct its  business affairs in compliance with the Corruption of Foreign Public Officials Act (Canada) and that it is a federal offence to bribe a foreign public official, launder property and proceeds and possess property and proceeds which resulted from acts of corruption, bribery and laundering. In addition, it is expressly agreed and acknowledged that it is an offence to aid and abet the committing of any of such offence, have the intent to commit such offence or counsel others to commit the offences and that such offences may be penalized by: (i) a maximum term of five years imprisonment for individuals; and (ii) monetary fines for corporations which have been found guilty of such offences.

Internet Usage

The Corporation acknowledges that the telephones, computers, servers and internet connectivity used by the Corporation and its employees and consultants may be owned by F&M. Such machines must be used in a manner that is respectful to everyone at F&M and cannot be used in any manner that may be adverse to the interests of F&M and/or the Corporation. F&M may revoke the licence of any user of its telephones, computers, servers  or internet connectivity at any time upon the breach or termination of the agreement between the Corporation and F&M or upon knowledge that such use has been adverse to the interests of F&M. Such machines cannot be used to commit illegal, unethical and/or inappropriate  acts, including viewing and/or transmitting pornography or material that may be considered sexually charged or offensive or constitute religious, racial or gender discrimination.

Directors and Officers Liability Insurance

During its membership in the F&M Group of Companies, the Corporation shall at all times maintain in good standing directors and officers liability insurance with coverage that is consistent with best corporate practices.

Expense Reimbursement

With all appropriate prior approval(s), expenses are to be incurred in respect of, and for the account of, either F&M or the Corporation. Without prior written approval, expenses are not  to be incurred for the account of the Shared Cost Company.

GENERAL PROVISIONS

The Corporation agrees to, upon request of F&M, execute and deliver or cause to be executed and delivered all such documents, deeds and other instruments of further assurance and do or cause to be done all such acts and things as may be reasonably necessary or advisable to implement and give full effect to the provisions of this Philosophy and Policies.

The Corporation cannot assign its rights and obligations under the Philosophy and Policies without the prior written consent of F&M.

This Philosophy and Policies shall enure to the benefit of and be binding upon the  successors and permitted assigns of the Corporation and F&M.

F&M may amend this Philosophy and Policies from time to time in its sole discretion. The amended Philosophy and Policies will not be binding upon the Corporation until a copy of such amended Philosophy and Policies has been countersigned by the Chief Executive Officer of the Corporation.

Any provision of this Philosophy and Policies that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Philosophy and Policies, all without affecting the remaining provisions of this Philosophy and Policies or affecting the validity or enforceability of such provision in any other jurisdiction.

As of August 5, 2014